SECURITIES AND EXCHANGE COMMISSION

Release No. IC-31612; File No. 812-14465

UBS AG, et al.; Notice of Application and Temporary Order

May 20, 2015

Agency: Securities and Exchange Commission ("Commission")

Action: Temporary order and notice of application for a permanent order under section 9(c) of the Investment Company Act of 1940 ("Act").

Summary of Application: Applicants have received a temporary order ("Temporary Order") exempting them from section 9(a) of the Act, with respect to a guilty plea entered on May 20, 2015, by UBS AG ("UBS AG" or the "Settling Firm") in the United States District Court for the District of Connecticut (the "District Court") in connection with a plea agreement ("Plea Agreement") between the Settling Firm and the United States Department of Justice ("DOJ"), until the Commission takes final action on an application for a permanent order (the "Permanent Order," and with the Temporary Order, the "Orders"). Applicants also have applied for a Permanent Order.

Applicants: UBS AG ("UBS AG" or the "Settling Firm"), UBS IB Co-Investment 2001 GP Limited ("ESC GP"), UBS Alternative and Quantitative Investments LLC ("UBS Alternative"), UBS O'Connor LLC ("UBS O'Connor"), UBS Global Asset Management (Americas) Inc. ("UBS Global AM Americas"), and UBS Global Asset Management (US) Inc. ("UBS Global AM US") (each an "Applicant" and together, the "Applicants").

Filing Date: The application was filed on May 20, 2015.

Hearing or Notification of Hearing: An order granting the application will be issued unless

the Commission orders a hearing. Interested persons may request a hearing by writing to

the Commission's Secretary and serving Applicants with a copy of the request, personally

or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on June

15, 2015, and should be accompanied by proof of service on Applicants, in the form of an

affidavit, or for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act,

hearing requests should state the nature of the writer's interest, any facts bearing upon the

desirability of a hearing on the matter, the reason for the request, and the issues contested.

Persons who wish to be notified of a hearing may request notification by writing to the

Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090; Applicants: UBS AG and ESC GP: c/o UBS Investment

Bank, 677 Washington Boulevard, Stamford, CT 06901; UBS Alternative: 677

Washington Boulevard, Stamford, CT 06901; UBS O'Connor and UBS Global AM

Americas: One North Wacker Drive, Chicago, IL 60606; UBS Global AM US: 1285

Avenue of the Americas, 12th Floor, New York, NY 10019.

For Further Information Contact: David Joire, Senior Counsel, Parisa Haghshenas, Senior

Counsel, or Holly Hunter-Ceci, Branch Chief, at (202) 551-6825 (Division of Investment

Management, Chief Counsel's Office).

Supplementary Information: The following is a temporary order and a summary of the

application. The complete application may be obtained via the Commission's website by

searching for the file number, or an applicant using the Company name box, at

http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

1. As set forth below, the Applicants collectively serve as investment adviser (as defined in section 2(a)(20) of the Act) to 90 investment management companies registered under the Act or series thereof and to two employees' securities companies ("ESCs"), and as principal underwriter (as defined in section 2(a)(29) of the Act) to eight open-end registered investment companies under the Act ("Open-End Funds") (each a "Fund," collectively, "Funds").

2. UBS AG, a company organized under the laws of Switzerland, is a Swiss-based global financial services firm. UBS AG and its subsidiaries provide global wealth management, securities, and retail and commercial banking services. UBS AG provides investment advisory services to two ESCs.[1] Other than the investment services provided to the two ESCs, UBS AG does not engage in, and will not engage in, Fund Service Activities (as hereinafter defined) and acknowledges that it may not provide Fund Service Activities in reliance on the Orders without seeking further relief from the Commission. ESC GP, a company established under the laws of the Cayman Islands, is the general partner of the two ESCs and provides investment advisory services to the ESCs. The ESCs have completed their investment programs and only hold cash pending final distribution and liquidation, which will occur as soon as practicable. UBS AG and the ESC GP do not receive any compensation for the investment advisory services provided to the ESCs. ESC GP is a direct, wholly owned subsidiary of UBS AG. The two ESCs were established to provide investment opportunities for highly compensated key employees, officers, directors and current consultants of UBS AG and its affiliates.

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[1] In the Matter of UBS AG, et al.; Notice of Application, Inv. Co. Act Rel. No. 31019 (Apr. 17, 2014); Order, Inv. Co. Act Rel. No. 31042 (May 13, 2014).

3.   UBS Alternative, a Delaware limited liability company, is a wholly-owned subsidiary of UBS AG and is registered as an investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act"). UBS Alternative is the investment adviser to the following funds: A&Q Equity Opportunity Fund LLC, A&Q Event Fund LLC, A&Q Alternative Fixed-Income Strategies Fund LLC, A&Q Long/Short Strategies Fund LLC, A&Q Multi-Strategy Fund LLC, A&Q Technology Fund LLC, A&Q Aggregated Alpha Strategies Fund LLC, and A&Q Masters Fund LLC. UBS O'Connor, a Delaware limited liability company, is a wholly-owned subsidiary of UBS AG and is registered as an investment adviser under the Advisers Act. UBS O'Connor is the investment adviser to the O'Connor Equus fund. UBS Global AM US and UBS Global AM Americas are corporations organized under the laws of Delaware. UBS Global AM Americas is registered as an investment adviser under the Advisers Act. UBS Global AM US is registered under the Securities Exchange Act of 1934 (the "Exchange Act") as a broker-dealer. UBS Global AM US and UBS Global AM Americas are each indirect, wholly owned subsidiaries of UBS AG. UBS Global AM Americas provides investment advisory services to the UBS Managed Municipal Trust, UBS RMA Money Fund Inc., UBS RMA Tax-Free Fund Inc., Fort Dearborn Income Securities Inc., Global High Income Fund Inc., Managed High Yield Plus Fund Inc., Strategic Global Income Fund, Inc., UBS Funds, UBS Investment Trust, UBS Money Series, UBS PACE Select Advisors Trust, UBS Relationship Funds, SMA Relationship Trust, Master Trust funds and provides sub-advisory services to the Curian Variable Series Trust, EQ Advisors Trust, Lincoln Variable Insurance Products Trust, MFS Series Trust XIII, Nationwide Mutual Funds Series, Pacific Life Funds, Pacific Select Fund, and the VALIC Company II. UBS Global AM US serves as principal underwriter to the UBS Investment Trust, UBS Money Series,

UBS Managed Municipal Trust, UBS RMA Money Fund, Inc., UBS RMA Tax-Free Fund, Inc., UBS PACE Select Advisors Trust, UBS Funds, and the SMA Relationship Trust. While no existing company of which the Settling Firm is an "affiliated person" within the meaning of section 2(a)(3) of the Act ("Affiliated Person") (other than the Applicants) currently serves as an investment adviser or depositor of any investment company registered under the Act ("RIC"), ESC, or investment company that has elected to be treated as a business development company under the Act ("BDC"), or principal underwriter for any Open-End Fund, unit investment trust registered under the Act ("UIT"), or face-amount certificate company registered under the Act ("FACC") (such activities, collectively "Fund Service Activities"), Applicants request that any relief granted by the Commission pursuant to the application also apply to any existing company of which the Settling Firm is an Affiliated Person and to any other company of which the Settling Firm may become an Affiliated Person in the future (together with the Applicants, the "Covered Persons") with respect to any activity contemplated by section 9(a) of the Act.[2]

4.   On December 18, 2012, the Criminal Division, Fraud Section ("DOJ Criminal Division") of the DOJ and the Settling Firm entered into a Non-Prosecution Agreement ("LIBOR NPA") related to the LIBOR Conduct, described and defined below.

5.   After identifying certain foreign exchange ("FX") issues resulting from an internal review, the Settling Firm notified the DOJ Criminal Division (as well as the Antitrust Division of the DOJ and other authorities) that it had identified evidence of potential FX market trading coordination and thereafter provided extensive cooperation to

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[2]   The Applicants and other Covered Persons may, if the Orders are granted, in the future act in any of the capacities contemplated by section 9(a) of the Act subject to the applicable conditions of the Orders.

the DOJ Criminal Division and other relevant authorities in connection with investigations into FX-related conduct. The DOJ Criminal Division determined that the Settling Firm had breached the LIBOR NPA. Relevant considerations in reaching that determination included certain conduct, namely certain employees engaging in fraudulent and deceptive currency trading and sales practices in conducting certain FX market transactions with customers via telephone, email, and/or electronic chat, to the detriment of UBS AG's customers, and colluding with other participants in certain FX markets (the "FX Conduct").

6.   Pursuant to the Plea Agreement, entered into on May 20, 2015, by the Settling Firm and the DOJ Criminal Division, the Settling Firm entered a plea of guilty (the "Guilty Plea") on May 20, 2015 in the District Court to the offense charged in the one-count criminal Information filed in District Court on May 20, 2015 (the "Information"). The Information charges that between approximately 2001 and in or about 2010, the Settling Firm devised and engaged in a scheme to defraud counterparties to interest rate derivatives transactions by secretly manipulating benchmark interest rates to which the profitability of those transactions was tied (the "LIBOR Conduct").   Specifically, the Information charges that the Settling Firm committed wire fraud in furtherance of that scheme in violation of Title 18, United States Code, Sections, 1343 and 2 on or about June 29, 2009 by transmitting or causing the transmission of certain electronic communications.

7.   Pursuant to the Plea Agreement, the Settling Firm agreed to, among other things, a fine of $203 million and a term of probation of three years. The Applicants expect that the District Court will enter a judgment against the Settling Firm (the "Judgment") that will require remedies that are materially the same as set forth in the Plea Agreement.

8.   The Settling Firm has entered into settlements with several other authorities related to the FX Conduct and has agreed to a number of undertakings to address the conduct. On November 12, 2014, the Settling Firm reached a settlement with the U.S. Commodity Futures Trading Commission ("CFTC") to resolve certain findings by the CFTC (the "CFTC Order") and with the U.K. Financial Conduct Authority ("FCA") to resolve certain findings by the FCA (the "FCA Order"). On November 11, 2014, the Swiss Financial Market Supervisory Authority ("FINMA") issued an order concluding its formal proceedings with respect to the FX Conduct and precious metals ("PM") trading ("FINMA Order"). Additionally, on May 20, 2015, the Board of Governors of the Federal Reserve System ("Fed") and the State of Connecticut Department of Banking ("CT DOB") issued a cease and desist order and imposed a civil money penalty upon consent of the Settling Firm related to the FX Conduct (the "Fed-CTDOB Order").

Applicants' Legal Analysis:

1.   Section 9(a)(1) of the Act provides, in pertinent part, that a person may not serve or act as an investment adviser or depositor of any registered investment company or a principal underwriter for any registered open-end investment company, registered unit investment trust, or registered face-amount certificate company, if such person within ten years has been convicted of any felony or misdemeanor, including those arising out of such person's conduct as a bank or an Affiliated Person of a bank. Section 2(a)(10) of the Act defines the term "convicted" to include a plea of guilty. Section 9(a)(3) of the Act extends the prohibitions of section 9(a)(1) to a company any affiliated person of which has been disqualified under the provisions of section 9(a)(1). Section 2(a)(3) of the Act defines "affiliated person" to include, among others, any person directly or indirectly controlling, controlled by, or under common control with, the other person. The Settling Firm is an

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Affiliated Person of each of the other Applicants within the meaning of section 2(a)(3) of

the Act. Therefore, the Applicants state that the Guilty Plea would result in a

disqualification of each Applicant for ten years under section 9(a)(3) were they to act in

any of the capacities listed in section 9(a) because the Settling Firm would become the

subject of a conviction described in section 9(a)(1).

2.   Section 9(c) of the Act provides that, upon application, the Commission

shall by order grant an exemption from the disqualification provisions of section 9(a) of

the Act, either unconditionally or on an appropriate temporary or other conditional basis, to

any person if that person establishes that: (a) the prohibitions of section 9(a), as applied to

the person, are unduly or disproportionately severe; or (b) the conduct of the person has

been such as not to make it against the public interest or the protection of investors to grant

the exemption. Applicants have filed an application pursuant to section 9(c) seeking a

Temporary Order and a Permanent Order exempting the Applicants and other Covered

Persons from the disqualification provisions of section 9(a) of the Act. The Applicants and

other Covered Persons may, if the relief is granted, in the future act in any of the capacities

contemplated by section 9(a) of the Act subject to the applicable terms and conditions of

the Orders.

3.   Applicants believe they meet the standards for exemption specified in

section 9(c). Applicants assert that (i) the scope of the Conduct was limited and did not

involve the Adviser Applicants (as defined below), Fund Service Activities, or ESCs with

respect to which the Settling Firm engaged in Fund Service Activities, (ii) application of

the statutory bar would impose significant hardships on the Funds and their shareholders,

(iii) the prohibitions of section 9(a), if applied to the Adviser Applicants and other Covered

Persons, would be unduly or disproportionately severe, and (iv) the Conduct did not constitute conduct that would make it against the public interest or protection of investors to grant the exemption from section 9(a).

4. Applicants represent that both the LIBOR Conduct and the FX Conduct (collectively, the "Conduct") did not involve any of the Applicants acting as an investment adviser or depositor of any RIC or ESC (including as general partner providing investment advisory services to the ESCs), or principal underwriter for any Open-End Fund, UIT or FACC ("Adviser Applicants"). The Settling Firm is an Adviser Applicant only to the extent that it provides investment advisory services to the two ESCs. The Conduct similarly did not involve any RIC, Open-End Fund, UIT or FACC with respect to which the Applicants engaged in Fund Service Activities. No traders identified by the Settling Firm or any U.S. or non-U.S. regulatory or enforcement agency as being responsible for the Conduct provided Fund Service Activities to the Funds. Moreover, the FX Conduct that occurred after the LIBOR NPA, and which is the basis for the breach of the LIBOR NPA, was extremely limited in scope. The Applicants assert that the LIBOR Conduct only involved approximately 14 of the approximately 65,000 total employees of the Settling Firm and its affiliates; similarly, the FX Conduct involved less than ten employees. The Applicants assert that of the individuals identified as having been responsible for the FX Conduct who remain employees of Settling Firm, except as noted below, all have been terminated.[3] Applicants assert that, in light of the limited scope of the Conduct, it would be unduly and disproportionately severe to impose a section 9(a) disqualification on the Applicants. Applicants further represent that Adviser Applicants did not engage in the Conduct, and depriving the Funds of the Fund Service Activities performed by an Adviser Applicant because of the activities of the Settling Firm would be an unduly severe result,

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[3] All of the individuals at the Settling Firm and its affiliates who were identified as being responsible for the LIBOR Conduct have either resigned or have had their employment terminated.

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both for the Adviser Applicant's financial position and for the shareholders of the Funds, who would be deprived of the knowledge and expertise of a key service provider. Similarly, Applicants assert that depriving the shareholders of the ESCs of the Fund Service Activities of the Settling Firm would be unduly severe given that none of the employees of the Settling Firm who were responsible for the Conduct provide any Fund Service Activities to the ESCs. Applicants assert that the conduct of the Applicants has not been such to make it against the public interest or the protection of investors to grant the exemption from section 9(a).

5. Applicants assert that the inability of the Adviser Applicants to continue providing such services to the Funds (including as general partner providing investment advisory services to ESCs) would result in the Funds and their shareholders facing potential hardship, as described in greater detail in the application. Applicants assert that neither the protection of investors nor the public interest would be served by permitting the section 9(a) disqualifications to apply to the Adviser Applicants because those disqualifications would deprive the Funds of the Fund Service Activities provided by the Adviser Applicants (including as general partner providing investment advisory services to ESCs) that shareholders expected the Funds would receive when they decided to invest in the Funds. Applicants also outline a number of other uncertainties, inefficiencies, and expenses that they submit would result from the prohibitions of section 9(a) and operate to the detriment of the financial interests of the Funds and their shareholders.

6. Applicants assert that if the Adviser Applicants were barred under section 9(a) from providing Fund Service Activities to the Funds and were unable to obtain the requested exemption, the effect on their business and employees would be unduly and disproportionately severe. Applicants state that the Adviser Applicants have committed

substantial capital and other resources to establishing expertise in advising, sub-advising and underwriting Funds. Applicants further state that prohibiting the Adviser Applicants from engaging in Fund Service Activities would not only adversely affect their business, but would also adversely affect their employees who are involved in these activities. Many of these employees could experience significant difficulties in finding alternative, fund-related employment. Applicants assert that, with respect to the Settling Firm and ESC GP in particular, their disqualification from providing advisory or sub-advisory services to the ESCs would not be in the public interest or in furtherance of the protection of investors in light of the fact that the ESCs have completed their investment programs and only hold cash pending final distribution and liquidation. In addition, Applicants assert that if the Applicants or Covered Persons are unable to expand their businesses in the future because of the imposition of the section 9(a) disqualification, it could also have an adverse impact on their businesses.

7.   Applicants represent that: (i) none of the current or former directors, officers or employees of Applicants (other than certain personnel of the Settling Firm who were not involved in any of the Applicants' Fund Service Activities) had any knowledge of, or had any involvement in, the Conduct; (ii) no current or former employee of any Applicant or of any other Covered Person who previously has been or who subsequently may be identified by any Applicant, or any U.S. or non-U.S. regulatory or enforcement agencies as having been responsible for the Conduct will have any involvement in providing Fund Service Activities on behalf of any Covered Person or will be an officer, director, or employee of any Applicant or of any other Covered Person;[4] (iii) no employee

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[4]   However, in the case of three employees, UBS AG has delayed taking final action to terminate such employees in order to ensure their ongoing cooperation with governmental investigations and/or to comply with applicable foreign labor laws. Subject to these issues, UBS AG will terminate the employment of all of

of any Applicant or of any other Covered Person who was involved in the Conduct had any, or will have any future, involvement in the Covered Persons' activities in any capacity described in section 9(a) of the Act; and (iv) because the personnel of the Applicants (other than certain personnel of the Settling Firm who were not involved in any of the Applicants' Fund Service Activities) did not have any involvement in the Conduct, shareholders of those Funds were not affected any differently than if those Funds had received services from any other non-affiliated investment adviser or principal underwriter.

8.	Except as set forth in Section III.E. in the application, Applicants have agreed that neither they nor any of the other Covered Persons will employ any of the current or former employees of Settling Firm or any other Covered Person who previously have been or who subsequently may be identified by the Settling Firm or any U.S. or non-U.S. regulatory or enforcement agency as having been responsible for the Conduct without first making a further application to the Commission pursuant to section 9(c).

9.	Applicants have also agreed that each Applicant and Covered Person will adopt and implement policies and procedures reasonably designed to ensure it will comply with the terms and conditions of the Orders granted under section 9(c).

10.	In addition, the Settling Firm has agreed to comply in all material respects with the material terms and conditions of the Plea Agreement, the CFTC Order, the Fed-CTDOB Order, the FCA Order, the FINMA Order or any other orders issued by regulatory or enforcement agencies addressing the Conduct. Applicants further state that

these employees within four months of the entry of the Plea Agreement. Because of foreign labor laws, UBS may be required to provide a notice of termination which may delay the final termination of employment beyond that four month period. In any event, however, the employment of the employees will be terminated, and the employees will have no further association with UBS or its affiliates in any capacity, no later than eight months after the date of the Guilty Plea. The Settling Firm will notify the Chief Counsel of the Division of Investment Management when all employees of the Settling Firm responsible for the FX Conduct have been terminated or are no longer employed by the Settling Firm. UBS has already terminated several employees of the Settling Firm who engaged in misconduct relating to the FX business, including two employees who engaged in collusive conduct at other institutions.

the Settling Firm has undertaken certain remedial measures, as described in greater detail in the application, related to the Conduct. These include certain remedial measures as required by the Plea Agreement, the CFTC Order, the Fed-CTDOB Order, the FCA Order, and the FINMA Order including (but not limited to) developing and maintaining monitoring systems and performing periodic internal audits and annual external audits, conducting an audit of specific areas to ensure its culture, governance arrangements, policies, procedures, systems, and controls are appropriate and adequate to effectively manage specific risks with respect to the FX business, and implementing and improving control measures to avoid conflicts of interest between client trading and the active proprietary trading. Specifically, Applicants represent that the Settling Firm has taken a number of steps to enhance its internal controls, policies and procedures relating to its FX activities. These changes, include, but are not limited to the following: transitioning its FX business to adopt principles, systems, and controls more akin to that of regulated markets by, for example, introducing continuous transaction monitoring and detailed time stamping of orders to ensure it can conduct additional forensic analysis of trading activity, improving compliance monitoring, intraday supervision and operational risk management assessment to more swiftly detect inappropriate activity, strengthened front office processes, and enhanced guidance and training.

11. As a result, Applicants submit that the conduct of the Applicants has been such as not to make it against the public interest or the protection of investors to grant the exemption from Section 9(a).

12. To provide further assurance that the exemptive relief being requested herein would be consistent with the public interest and the protection of the investors, the Applicants agree that they will, as soon as reasonably practical, distribute to the board of

directors or trustees ("Board") of the Funds (excluding, for this purpose, the ESCs) written

materials describing the circumstances that led to the Guilty Plea, any impact on the Funds

and the application. The written materials will include an offer to discuss the materials at

an in-person meeting with each Board for which the Applicants provide Fund Service

Activities, including the directors who are not "interested persons" of the Funds as defined

in section 2(a)(19) of the Act and their independent legal counsel as defined in rule 0-

1(a)(6) under the Act. The Applicants undertake to provide the Funds' Boards with all

information concerning the Plea Agreement and the application necessary for the Funds to

fulfill their disclosure and other obligations under the federal securities laws and will

provide them a copy of the Judgment as entered by the District Court.

13.   Applicants state that the Settling Firm and the other Applicants have

previously received exemptive orders under section 9(c) of the Act, as the result of conduct

that triggered section 9(a), as described in greater detail in the application.

Applicants' Conditions:

Applicants agree that any order granted by the Commission pursuant to the

application will be subject to the following conditions:

1.   Any temporary exemption granted pursuant to the application shall be

without prejudice to, and shall not limit the Commission's rights in any manner with

respect to, any Commission investigation of, or administrative proceedings involving or

against, Covered Persons, including, without limitation, the consideration by the

Commission of a permanent exemption from section 9(a) of the Act requested pursuant to

the application or the revocation or removal of any temporary exemptions granted under

the Act in connection with the application.

2.   Except as set forth in Section III.E. of the application, neither the

Applicants nor any of the other Covered Persons will employ any of the current or former

employees of the Settling Firm or any other Covered Person who previously have been or

who subsequently may be identified by the Settling Firm or any U.S. or non-U.S.

regulatory or enforcement agency as having been responsible for the Conduct, without first

making a further application to the Commission pursuant to section 9(c).

3.   Each Applicant and Covered Person will adopt and implement policies and

procedures reasonably designed to ensure that it will comply with the terms and conditions

of the Orders within 60 days of the date of the Permanent Order or, with respect to

condition 4, such date as may be contemplated by the Plea Agreement, or the CFTC Order,

the Fed-CTDOB Order, the FCA Order, the FINMA Order, or any other orders issued by

regulatory or enforcement agencies addressing the Conduct.

4.   The Settling Firm will comply in all material respects with the material

terms and conditions of the Plea Agreement, with the material terms of the CFTC Order,

the Fed-CTDOB Order, the FCA Order, the FINMA Order, or any other orders issued by

regulatory or enforcement agencies addressing the Conduct.

5.   Applicants will provide written notification to the Chief Counsel of the

Commission's Division of Investment Management with a copy to the Chief Counsel of

the Commission's Division of Enforcement of a material violation of the terms and

conditions of any of the Orders within 30 days of discovery of the material violation.

Temporary Order:

The Commission has considered the matter and finds that Applicants have made

the necessary showing to justify granting a temporary exemption.

Accordingly,

IT IS HEREBY ORDERED, pursuant to section 9(c) of the Act, that the Applicants and any other Covered Persons are granted a temporary exemption from the provisions of section 9(a), solely with respect to the guilty plea entered into pursuant to the Plea Agreement, subject to the representations and conditions in the application, from May 20, 2015 until the Commission takes final action on their application for a permanent order.

By the Commission.

Jill M. Peterson
Assistant Secretary